# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velocity Financial, Inc., CIK 0001692376
CUSIP: 92262D101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2945 Townsgate Road, Suite 110, Westlake Village, California (CA), 91361
Date of event which requires filing of this statement: 08/08/2025
Amends the filing with accession number 0001193125-20-109815
Filed by CIK 0001696701
Persons authorized to receive notices and communications: Ian K. Snow, SPG GP, LLC, 545 Madison Ave., 10th Floor, New York, New York (NY), 10022, (212) 508-3300; Doug Warner, Esq., Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York (NY), 10153, (212) 310-8000

## Reporting persons
- SPG GP, LLC (CIK 0001696701): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,353,103; sole dispositive power 0; shared dispositive power 13,353,103; aggregate amount beneficially owned 13,353,103 (34.7% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by Snow Phipps Group AIV, L.P. ("SPG AIV"), Snow Phipps Group (RPV), L.P. ("SPG RPV"), Snow Phipps Group (B), L.P. ("SPG B"), Snow Phipps Group AIV (Offshore), L.P. ("SPG AIV Offshore"), and SPG Co-Investment, L.P. ("SPG Co-Investment") in the aggregate (collectively, the "SPG Fund Entities"). SPG GP, LLC (the "General Partner") is the general partner of each of the SPG Fund Entities, and Ian K. Snow serves as the managing member of the General Partner.
  Row 13: Calculation of the percent is based on 38,438,579 shares of Common Stock outstanding as of July 31, 2025, as disclosed by the Issuer in its Form 10-Q filed on August 8, 2025, with the SEC (the "Outstanding Common Stock").
- Ian K. Snow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,353,103; sole dispositive power 0; shared dispositive power 13,353,103; aggregate amount beneficially owned 13,353,103 (34.7% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by the SPG Fund Entities in the aggregate. Ian K. Snow serves as the managing member of the General Partner for each of the SPG Fund Entities.
  Row 13: Calculation of the percent is based on the Outstanding Common Stock
- Snow Phipps Group AIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,339,174; sole dispositive power 0; shared dispositive power 12,339,174; aggregate amount beneficially owned 12,339,174 (32.1% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on the Outstanding Common Stock.
- Snow Phipps Group (RPV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 642,654; sole dispositive power 0; shared dispositive power 642,654; aggregate amount beneficially owned 642,654 (1.7% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on the Outstanding Common Stock.
- Snow Phipps Group (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 61,719; sole dispositive power 0; shared dispositive power 61,719; aggregate amount beneficially owned 61,719 (0.2% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on the Outstanding Common Stock.
- Snow Phipps Group AIV (Offshore), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 260,705; sole dispositive power 0; shared dispositive power 260,705; aggregate amount beneficially owned 260,705 (0.7% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on the Outstanding Common Stock.
- SPG Co-Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 48,851; sole dispositive power 0; shared dispositive power 48,851; aggregate amount beneficially owned 48,851 (0.1% of the class)
  Comment: Rows 8, 10 and 11: Represents shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on the Outstanding Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Velocity Financial, Inc.
Address of issuer's principal executive offices: 2945 Townsgate Road, Suite 110, Westlake Village, California (CA), 91361
Comment: This Amendment No. 4 ("Amendment No. 4") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission on April 17, 2020, as subsequently amended (as amended, "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Velocity Financial, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. The Reporting Persons did not acquire or dispose of any shares of Common Stock. This Amendment No. 4 is filed solely to disclose a change from Amendment No. 3 in the percent of Common Stock beneficially owned by the Reporting Persons resulting solely from a change in the aggregate number of shares of Common Stock outstanding reported by the Issuer in its Form 10-Q filed on August 8, 2025, with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 11 and 13 (including any related Comment) on the cover pages of this Amendment No. 4, as of August 12, 2025, are incorporated herein by reference. As of August 12, 2025, the Reporting Persons beneficially owned 13,353,103 shares of Common Stock in the aggregate, which represents 34.7% of the shares of the Common Stock outstanding, calculated pursuant to Rule 13d-3 under the Exchange Act, based on 38,438,579 shares of Common Stock outstanding as of July 31, 2025, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 7, 8, 9, and 10 (including any related Comment) on the cover pages of this Amendment No. 4, as of August 12, 2025, are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is supplemented as follows:

None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any other person named in Item 2 of the Schedule 13D, effected any transaction in the Common Stock during the past 60 days.

## Signatures
- SPG GP, LLC: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)
- Ian K. Snow: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)
- Snow Phipps Group AIV, L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)
- Snow Phipps Group (RPV), L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)
- Snow Phipps Group (B), L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)
- Snow Phipps Group AIV (Offshore), L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)
- SPG Co-Investment, L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (08/12/2025)